Exhibit  (d)(5)
Insight Equity
1400 Civic Place. Suite 250
Southlake, Texas 76092
Phone: (817) 488-7775
Fax: (817) 488-7739
April 2, 2008
STRICTLY CONFIDENTIAL
POTENTIAL ACQUISITION OF MEADOW VALLEY CORPORATION Summary of
Indicative Organizational and Other Terms (“Proposal Letter”)

Acquiror:	MV Acquisition LLC (or another single-purpose entity to be formed at a later date) (“Acquiror”), the proposed acquirer of substantially all of the equity interests of Meadow Valley Corp. (“Target”).

Members:	YVM Acquisition Corporation together with the individuals signatory hereto (collectively, “Management”) and Insight Equity I LP or its affiliated designee(s) (“Insight”) (Management and Insight together as “Unit Holders”).

Use of Proceeds:	Proceeds obtained by Acquiror through debt and equity will be used to acquire the equity interests of the Target and fund certain transaction-related expenses associated with the acquisition.

Documentation:	The Unit Holders will enter into definitive legal documentation related to the organization of the Acquiror, and the Acquiror will seek to enter into definitive legal documentation related to the acquisition of Target, in each case prepared by Insight’s counsel, on terms and conditions and containing representations, warranties and covenants that are normal and customary for transactions of this type. Management and Insight agree to negotiate in good faith in an effort to reach agreement with respect to such definitive legal documentation related to organizational matters so long as Insight is continuing to pursue the acquisition of Target.

LLC Terms:

Summary of Unit Ownership:	Management and Insight will invest in newly-issued LLC Units (subject to further negotiation pursuant to investment amount restrictions highlighted below). Subject to Tax Considerations noted below, LLC Units will be divided into Class A Preferred Units and Class B Common Units. Class A Preferred Units will be allocated based on dollar amount invested by Management and Insight and the initial equity commitments to the Acquiror at closing (“Closing”) of the acquisition of Target. Insight’s investment will be determined by subtracting the Management investment from the total equity commitment required at Closing. For example, if total equity commitments are $50M and Management invests $5.0M, the percentage of Class A Preferred Units allocated to Management would be 10.0% and to Insight would be 90.0%.

Maximum Class A Preferred Unit Investment:	At a minimum, subject to the limitation set forth in the following sentence, Management will invest a minimum of 80% of the net proceeds of their current equity stake (including Management’s stock options) in the Target into Class A Preferred Units of the Acquiror at the same price per Class A Preferred Unit as Insight. Management will have the opportunity to invest additional capital subject to Insight’s minimum investment requirement. For purposes of clarification, (i) the value of a share of stock held by Management shall be equal to the per share merger consideration paid by Acquiror at the Closing of the acquisition of Target and (ii) the value of an option held by Management shall be equal to the per share merger consideration paid by Acquiror at the Closing of the acquisition of Target minus the exercise price.

Rights Related to Class A Preferred Units:	Annual cumulative distributions at a rate to be determined on the aggregate amount of consideration paid for the Class A Preferred Units (“Class A Consideration”) payable either in cash or by PIK upon board determination. Such distributions will accrue if not paid. Class A Preferred Units will be redeemable on a pro-rata basis at any time upon board determination.

Except for, distributions in a minimum amount at least necessary to pay taxes, no distributions may be made to the Class B Common Unit holders until all accrued and unpaid Class A Consideration shall have been paid and the Class A Preferred Units shall have been redeemed.

Allocation of Class B Common Units:	Subject to Tax Considerations noted below, Management’s initial allocation of Class B Common Units will be determined by taking the dollar value of all Class A Preferred Units issued to Management as a percent of the total value of all Class A Preferred Units issued. For example, if Management were acquiring 10.0% of the Class A Preferred Units at Closing, and Insight were acquiring 90.0% of the Class A Preferred Units at Closing, the percentages of Class B Common Units allocated to Management and Insight at the Closing would be 10.0% of the Class B Common Units for Management and 90.0% of the Class B Common Units for Insight.

Further subject to Tax Considerations noted below, Management also will be entitled to receive up to an additional 10.0% interest in the Class B Common Units structured as a profits interest (“Contingent Promote”). The Contingent Promote will be awarded incrementally and based on Insight’s achievement of certain cash Internal Rate of Return, or IRR, hurdles as determined by the board and based on final purchase price after the due diligence period leading up to Closing. The Internal Rate of Return will be based on cash returns calculated by use of the XIRR() function of Microsoft Excel.

Bonus Program:	Members of the senior management team will be given the opportunity to participate in a cash bonus incentive program, to be established by the board.

Remaining non-management employees will be rewarded with a cash bonus incentive program to be established by the board at a later date.

Base Salaries:	Management shall receive base compensation and benefits comparable to those currently being received by them from Target.

Tax Considerations:	Management’s investment in newly-issued LLC Units will be structured so as to minimize tax obligations that may be due and owing by Management as a result of the sale or cancellation of their equity (including Management’s stock options) in Target related to the Closing of the transactions contemplated by Acquiror’s acquisition of Target. The parties will develop a structure such that Management will not be subject to any tax obligations for which they do not receive cash proceeds to cover the same, either through net proceeds from the sale of their equity interests (including the options in

Target referred to above), use of profits interests or otherwise. The parties understand that the structuring of the transaction on a tax advantaged basis may require modifications to certain of the assumptions otherwise set forth herein.

Other General Terms:

Registration Rights:	Management and Insight will have the right to participate in piggyback and comparable registration rights to register their Class A Preferred Units or Class B Common Units on a pro rata basis in the event that the Acquiror or its successor entity has completed an initial public offering of such Units and undertakes a secondary offering of such Units, subject to customary underwriter cut-backs and other terms.

Rights of First Refusal:	Insight will have a right of first refusal that will allow it to purchase any class of Units proposed to be transferred by other Unit Holders pursuant to any bona fide offer, except in connection with transfers pursuant to an initial public offering if applicable, subject to the aforementioned piggyback rights, or as part of a merger or acquisition of the Acquiror; provided, however, that notwithstanding the foregoing, Management will have a right of first refusal in front of Insight on any class of Units proposed to be transferred by members of Management and Insight will have a right of second refusal in such instance.

Tag-Along Rights:	Management and Insight will have tag-along rights that will allow the same to sell their pro-rata share of Units being sold pursuant to a bona fide offer.

Drag-Along Rights:	Insight will have drag-along rights that will allow the same to require all other Unit Holders to sell their Units as part of a bona fide offer to purchase all, or substantially all, of the outstanding Units of the Acquiror. The completion of a transaction contemplated by a drag-along right exercised by Insight will trigger the terms of any change of control provision held by the individual signatories hereto.

Preemptive Rights:	Management and Insight will have preemptive rights that will allow the same to purchase their pro-rata share of Class B Common Units in the event of any sale of the Acquiror’s Class B Common Units, whether in a private placement, rights offering or other transaction, except in connection with, or following, as the case may be, an initial public offering, as part of a merger or acquisition of the Acquiror, or certain other issuances.

Board of Managers:	The Board of Managers of the Acquiror will consist of four (4) Managers designated by Insight and two (2) Managers designated by Management. If Management’s fully-diluted share of the Class B Common Units falls below 5% then it shall no longer be entitled to designate a Manager position. The Board of Managers is sometimes herein referred to as the board.

Management of Acquiror:	The powers of the Acquiror will be exercised under the authority of, and the business and affairs of the Acquiror will be managed under the direction of its board, who will make all decisions and take all actions for the Acquiror.

Due Diligence and Other Expenses:	Subject to the terms hereof, Shared Due Diligence and Other Expenses (as defined below) of Insight and Management with respect to the proposed acquisition of Target will be paid by the Acquiror at Closing. Should the acquisition of Target not close due solely to a default of Management of its obligations hereunder or otherwise due solely to Management’s failure to diligently pursue acquisition of the Target as contemplated herein, then Management shall be solely responsible for all of the Shared Due Diligence and Other Expenses incurred by Management including, without limitation, those expenses relating to Greenberg Traurig LLP. In all other cases in which the acquisition of Target does not close, Insight shall pay 100% of the Shared Due Diligence and Other Expenses; provided, however, that Insight shall not be required to pay more than $150,000 of the Shared Due Diligence and Other Expenses incurred by Management, including, without limitation, those expenses relating to Greenberg Traurig LLP, unless Insight shall expressly agree in writing (excluding e-mail) to a higher amount. Shared Due Diligence and Other Expenses shall mean, for purposes hereof, reasonable and documented expenses benefiting Insight, the Acquiror or Management in pursuit of its acquisition of the Target as determined in good faith by the board, including, but not limited to, legal expenses of Hunton & Williams LLP, Greenberg Traurig LLP, financial and other advisory fees and expenses of Management, environmental studies (including phase I, compliance audits and phase II reports, if needed), asset appraisals, accounting audits, insurance audits, consulting and expert opinions, diligence efforts, background investigations, Deal Fees (as defined below), travel expenses and other customary out-of-pocket expenses such as research, telecommunications charges, photocopying, delivery and postage.

Other than the Shared Due Diligence and Other Expenses that shall be reimbursed as provided above, should the acquisition of Target not close, each of Management and Insight shall be responsible for their own costs and expenses incurred in connection with the transactions contemplated hereby, including, but not limited to, independent legal fees (other than the fees of Hunton & Williams LLP and Greenberg Traurig LLP, financial and other advisory fees and expenses of Management which shall be reimbursed as provided above), advisory fees (financial or otherwise), and other expenses that principally benefit only Management or Insight, as the case may be.

Management acknowledges and agrees that, without the prior written consent of Insight, which Insight may grant or deny in its sole discretion, Management shall not enter into any agreement, or amend or modify any existing agreement, pursuant to which the payment of any amount thereunder (i) would constitute Shared Due Diligence and Other Expenses and (ii) is contingent, in whole or in part, on the Closing of the acquisition of Target.

Breakup Fee:	To the extent the Acquiror is paid a breakup or similar fee (“Breakup Fee”) in conjunction with the acquisition, Management and Insight shall receive their pro rata portion of any portion of the Breakup Fee remaining after payment of all Shared Due Diligence and Other Expenses. Management and Insight’s share of the Breakup Fee after payment of all Shared Due Diligence and Other Expenses shall be calculated based on their initial anticipated share of the Class B Common Units, to be determined upon the commencement of due diligence in good faith by the board. If the board does not make such determination then Insight’s share of the Breakup Fee shall be 90% and Management’s share shall be 10%.

Deal Fee:	For efforts performed to structure, negotiate, evaluate, finance and close the acquisition of Target, Insight (or its designee) shall receive a closing fee equal to up to two percent (2%) of the implied enterprise value of the transaction, payable at Closing (the “Deal Fee”). Enterprise value shall be defined as the cash purchase price for the equity of the Target, plus all new debt incurred to effect such Closing and all assumed liabilities (contingent and explicit) of the Target.

Confidentiality:	Management agrees to keep this Proposal Letter and the terms of the proposed transaction confidential and not to disclose to any person the terms, conditions or other contents of this

Proposal Letter or the terms of the proposed transaction without Insight’s prior written consent; provided, however, under advice of Management’s independent legal counsel (i) the existence of this Proposal Letter, (ii) Management’s relationship with Insight and (iii) the terms of the proposed transaction may be disclosed to comply with applicable securities laws and state laws related to fiduciary duties.

Expiration Dates:	The term of this Proposal Letter will be six (6) months from the date of execution; provided, however, that the term of this Proposal Letter will be extended for an additional six (6) months if the Acquiror is diligently pursuing the acquisition of Target. Notwithstanding the 12 month period set forth in the preceding sentence, in the event Acquiror enters into a definitive acquisition agreement with Target, the term of this Proposal Letter shall extend and remain in effect at least until such time as the transactions contemplated by the definitive acquisition agreement are consummated or such agreement is terminated in accordance with its terms. In addition, the opportunity to accept the terms of this offer will expire seven (7) business days from the date of this Proposal Letter.

Exclusivity:	Insight and Management and their respective principals, owners, directors or officers, employees, advisors, affiliates and other representatives will not attempt (directly or indirectly) to acquire Target or Ready Mix, Inc., or finance, or seek to finance, the acquisition of Target or Ready Mix, Inc. through merger, tender, purchase of assets, or otherwise, or evaluate, pursue, bid on or otherwise be involved with any attempts to purchase the operating assets or equity of the Target or Ready Mix, Inc. without the inclusion of and the express written consent of the other (which consent shall not be unreasonably withheld); provided, however, nothing contained herein shall restrict Management from performing their duties owed to Target and Ready Mix, Inc., including, but not limited to, assisting Target and Ready Mix Inc. with evaluation of any bid or offer to acquire Target or Ready Mix, Inc. made by a third party so long as Management has no equity interest in or other direct or indirect affiliation, contractual arrangement, obligation, commitment, agreement or understanding with such third party.

Binding Effect and Miscellaneous:	Notwithstanding anything to the contrary, except with respect to this section, the last sentence of the section entitled “Documentation” and the sections entitled “Due Diligence and Other Expenses”, “Breakup Fee”, “Deal Fee”, “Confidentiality”, “Expiration Dates” and “Exclusivity” above

(collectively, the “Binding Provisions”), the terms of which shall be binding upon the parties and governed in accordance with Texas law, the terms of this Proposal Letter and any and all discussions between the parties with respect to the subject matter hereof shall be non-binding and shall not in any way obligate any party to perform any transaction or to continue their discussions with respect to the same for any period of time. This Proposal Letter may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. Whenever possible, the Binding Provisions and each portion thereof will be interpreted in such manner as to be effective and valid under applicable law; but if any Binding Provision or portion thereof is held to be invalid, illegal or unenforceable in any respect under any applicable law in any proper jurisdiction, such invalidity, illegality or unenforceability will not affect any other Binding Provision or portion thereof in such jurisdiction, and the remaining Binding Provisions of this Proposal Letter will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein; provided, however, the offending provision shall be enforced to the maximum extent permissible under applicable law.

     If the foregoing correctly sets forth your understanding and agreement with respect to the subject matter hereof, kindly execute this letter where indicated and return it to the undersigned not later than the expiration date set forth above.

Sincerely,

INSIGHT EQUITY I LP By: Insight Equity GP I LP By: Insight Equity Holdings I LLC

		By:	/s/ Conner Searcy

Conner Searcy Partner

Accepted and Approved this 2nd day of April, 2008.

YVM ACQUISITION CORPORATION

By:	/s/ Bradley E. Larson

Name:	Bradley E. Larson

Title:	President

INDIVIDUAL SIGNATORIES:

By:	/s/ Bradley E. Larson

Name:	Bradley E. Larson

In His Individual Capacity

By:	/s/ Kenneth D. Nelson

Name:	Kenneth D. Nelson

In His Individual Capacity

9